eMedia Group Inc.
1255 Rio Salado Parkway, Suite 215
Tempe, Arizona 85281

Via EDGAR

February 4, 2015

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:            Matthew Crispino

Re:            eMedia Group Inc.
Registration Statement on Form S-1/A, Amendment No. 4
File No. 333-208049

Dear Mr. Crispino:

eMedia Group Inc. (the “Company”) hereby requests that the above-captioned registration statement become ordered effective at 10:00 a.m. EST on Monday, February 8, 2016, or as soon as practicable thereafter.

The Company hereby authorizes W. Scott Lawler, Esq. to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

eMedia Group Inc.

By:/s/ Henrik Schaumann Jorgensen
Name: Henrik Schaumann Jorgensen
Title: Chief Executive Officer